# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FRACTYL HEALTH, INC., CIK 0001572616
CUSIP: 35168W103
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3 Van de Graaff Drive, Suite 200, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 10/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404574

## Reporting persons
- 683 Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,125,000; sole dispositive power 0; shared dispositive power 7,125,000; aggregate amount beneficially owned 7,125,000 (5.33% of the class)
- 683 Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,125,000; sole dispositive power 0; shared dispositive power 7,125,000; aggregate amount beneficially owned 7,125,000 (5.33% of the class)
- Ari Zweiman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,125,000; sole dispositive power 0; shared dispositive power 7,125,000; aggregate amount beneficially owned 7,125,000 (5.33% of the class)

## Item 1. Issuer
Name of issuer: FRACTYL HEALTH, INC.
Address of issuer's principal executive offices: 3 Van de Graaff Drive, Suite 200, Burlington, MASSACHUSETTS 01803

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, New York 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of October 14, 2025, 683 Capital Partners, LP beneficially owned (i) 5,220,240 shares of Common Stock and (ii) warrants to purchase 1,904,760 shares of Common Stock which are currently exercisable.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the (i) 5,220,240 shares of Common Stock and (ii) warrants to purchase 1,904,760 shares of Common Stock which are currently exercisable beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned (i) 5,220,240 shares of Common Stock and (ii) warrants to purchase 1,904,760 shares of Common Stock which are currently exercisable beneficially owned by 683 Capital Management, LLC.

The following percentage is based on 131,822,552 shares of Common Stock outstanding following the completion of the offering described in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) filed on September 26, 2025 plus 1,904,760 shares of Common Stock issuable upon exercise of currently exercisable warrants held by the Reporting Persons.

As of October 14, 2025, the Reporting Persons may be deemed to have beneficially owned 7,125,000 shares of Common Stock, constituting approximately 5.33% of the outstanding shares of Common Stock.
Percent of class: 5.33
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated October 14, 2025 with respect to the Common Stock, par value $0.00001 per share, of Fractyl Health Inc., a Delaware corporation, and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

683 CAPITAL MANAGEMENT, LLC

By: /s/ Ari Zweiman
Ari Zweiman, Managing Member
Date: 10/14/2025

683 CAPITAL PARTNERS, LP

By: /s/ Ari Zweiman
Ari Zweiman, Authorized Person
Date: 10/14/2025

ARI ZWEIMAN

By: /s/ Ari Zweiman
Ari Zweiman, Self
Date: 10/14/2025

## Signatures
- 683 Capital Management, LLC: Ari Zweiman, Managing Member (10/14/2025)
- 683 Capital Partners, LP: Ari Zweiman, Authorized Person (10/14/2025)
- Ari Zweiman: Ari Zweiman, Self (10/14/2025)